UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT 1934

EVENTURE INTERACTIVE, INC.
(Exact name of registrant as specified in its charter)

Nevada	27-4387595
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3420 Bristol Street, 6th Floor, Costa Mesa, CA	92626
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

Eventure Interactive, Inc., a Nevada corporation (the “Company”, “Registrant” or “we”), is registering its common stock, par value $0.001 per share, on this Registration Statement on Form 8-A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Authorized Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share (“Preferred Stock”).

Equity Securities Issued and Outstanding

As of the date of this registration statement, there were issued and outstanding:

•	18,807,500 shares of our Common Stock;

•	No shares of our Preferred Stock;

•	1,605,000 stock options to purchase shares of our Common Stock under our 2012 Equity Incentive Plan; and

•	Warrants to purchase 750,000 shares of our Common Stock.

For a detailed discussion of the terms of our outstanding warrants and stock options, please see below under “Warrants” and “Stock Options”, respectively.

Common Stock

The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy. Except as otherwise provided by law, amendments to our Articles of Incorporation generally must be approved by a majority of the votes entitled to be cast by the holders of all outstanding shares of our Common Stock. Our Articles of Incorporation do not provide for cumulative voting in the election of directors. The holders of our Common Stock will be entitled to such cash dividends as may be declared from time to time by our Board of Directors (our “Board”) from funds available. Upon liquidation, dissolution or winding up of our Company, the holders of our Common Stock will be entitled to receive pro rata all assets available for distribution to such holders, subject to the rights of holders of our Preferred Stock, if any.

Preferred Stock

Shares of our Preferred Stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our Board prior to the issuance of any shares thereof. Preferred Stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock designation.

We are authorized to issue 10,000,000 shares of Preferred Stock. As of the date hereof, we have not issued any shares of our Preferred Stock.

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Warrants

As of the date hereof, there were warrants to purchase 750,000 shares of our Common Stock issued and outstanding, consisting of 750,000 10-year warrants exercisable at $0.01 per share.

Stock Options

Our Board and stockholders owning a majority of our outstanding shares adopted the 2012 Equity Incentive Plan (the “2012 Plan”) on November 19, 2012. On July 1, 2013 our Board and stockholders owning a majority of our outstanding shares authorized an increase in the number of shares issuable under our 2012 Plan from 2,500,000 to 7,500,000. If an incentive award granted under the 2012 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2012 Plan.

Shares issued under the 2012 Plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards as a condition of acquiring another entity are not expected to reduce the maximum number of shares available under the 2012 Plan. In addition, the number of shares of Common Stock subject to the 2012 Plan and the number of shares and terms of any incentive award are expected to be adjusted in the event of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.

Administration

It is expected that the compensation committee of our Board, or our Board in the absence of such a committee, will administer the 2012 Plan. Subject to the terms of the 2012 Plan, the compensation committee would have complete authority and discretion to determine the terms of awards under the 2012 Plan.

Eligible Recipients

Any officer or other employee of our Company or our affiliates, or an individual that we or an affiliate has engaged to become an officer or employee, or a consultant or advisor who provides services to us or our affiliates, including a non-employee director of our Board, is eligible to receive awards under the 2012 Plan.

Grants

The 2012 Plan authorizes the grant to eligible recipients of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units, performance grants intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and stock appreciation rights, as described below:

•	Options granted under the 2012 Plan entitle the grantee, upon exercise, to purchase a specified number of shares from us at a specified exercise price per share. The exercise price for shares of Common Stock covered by an option cannot be less than the fair market value of the Common Stock on the date of grant unless agreed to otherwise at the time of the grant. Such awards may include vesting requirements.

•	Restricted stock awards and restricted stock units may be awarded on terms and conditions established by the compensation committee, which may include performance conditions for restricted stock awards and the lapse of restrictions on the achievement of one or more performance goals for restricted stock units.

•	The compensation committee may make performance grants, each of which will contain performance goals for the award, including the performance criteria, the target and maximum amounts payable, and other terms and conditions.

•	Stock awards are permissible. The compensation committee will establish the number of shares of Common Stock to be awarded and the terms applicable to each award, including performance restrictions.

•	Stock appreciation rights or SARs, entitle the participant to receive a distribution in an amount not to exceed the number of shares of Common Stock subject to the portion of the SAR exercised multiplied by the difference between the market price of a share of common stock on the date of exercise of the SAR and the market price of a share of Common Stock on the date of grant of the SAR.

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As of the date hereof, there were options to purchase 1,605,000 shares of our Common Stock issued and outstanding under the 2012 Plan, each exercisable for a period of 10 years from the date of issuance, 1,450,000 of the options are exercisable, upon vesting, at $0.50 per share and 155,000 of the options are exercisable, upon vesting, at $1.00 per share.

Duration, Amendment, and Termination

Our Board may amend, suspend or terminate the 2012 Plan without stockholder approval or ratification at any time or from time to time. No change may be made that increases the total number of shares of Common Stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year. Unless sooner terminated, the 2012 Plan terminates ten years after it is adopted.

Transfer Agent

The transfer agent for our Common Stock is Island Stock Transfer. The transfer agent’s address is 15500 Roosevelt Boulevard, Suite 301, Clearwater, Florida 33760, and its telephone number is (727) 289-0010.

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Item 2.	Exhibits

The following exhibits are filed with this registration statement:

Exhibit No	SEC Report Reference No.	Description

3.1	3.1	Articles of Incorporation of Registrant filed November 29, 2010 (1)
3.2	3.1	Amended and Restated Articles of Incorporation of Registrant filed November 20, 2012 (2)
3.3	3.1	Amended and Restated Articles of Incorporation as filed with the Nevada Secretary of State on February 20, 2013 (4)
3.3	3.2	By-Laws of the Registrant (1)
10.1	10.1	Registrant’s 2012 Equity Incentive Plan (2)
10.2	10.1	Asset Purchase Agreement dated as of November 21, 2012 among Registrant, Local Event Media, Inc., Gannon Giguiere and Alan Johnson (3)
10.3	10.2	Employment Agreement dated as of November 21, 2012 between Registrant and Gannon Giguiere (3)
10.4	10.3	Employment Agreement dated as of November 21, 2012 between Registrant and Alan Johnson (3)
10.5	10.4	Form of Lock-Up Agreement dated as of November 21, 2012 (3)
10.6	10.5	Form of Indemnification Agreement dated as of November 21, 2012 (3)
10.7	10.6	Split-Off Agreement dated November 21, 2012 among Registrant, Charlie GPS Split Corp. and James Khorozian (3)
10.8	10.7	General Release Agreement dated November 21, 2012 among Registrant, Charlie GPS Split Corp. and James Khorozian (3)
10.9	10.1	Investor Relations Agreement dated March 5, 2013 between Registrant and Hart Partners, LLC (5)
10.10	10.1	Independent Contractor Agreement made effective as of August 15, 2013 between Registrant and Jigsaw Partners, Inc. (6)

(1)         Filed with the Securities and Exchange Commission on March 9, 2011, as an exhibit, numbered as indicated above, to the Registrant’s registration statement on the Registrant’s Registration Statement on Form S-1 (file no. 333-172685), which exhibit is incorporated herein by reference.

(2)         Filed with the Securities and Exchange Commission on November 20, 2012, as an exhibit, numbered as indicated above, to the Registrant’s Current Report on Form 8-K dated November 19, 2012, which exhibit is incorporated herein by reference.

(3)         Filed with the Securities and Exchange Commission on November 28, 2012, as an exhibit, numbered as indicated above, to the Registrant’s Current Report on Form 8-K dated November 21, 2012, which exhibit is incorporated herein by reference.

(4)         Filed with the Securities and Exchange Commission on February 22, 2013, as an exhibit, numbered as indicated above, to the Registrant’s Current Report on Form 8-K dated February 20, 2013, which exhibit is incorporated herein by reference.

(5)         Filed with the Securities and Exchange Commission on March 11, 2013, as an exhibit, numbered as indicated above, to the Registrant’s Current Report on Form 8-K dated March 5, 2013, which exhibit is incorporated herein by reference.

(6)         Filed with the Securities and Exchange Commission on November 14, 2013, as an exhibit, numbered as indicated above, to the Registrant’s Current Report on Form 10-Q for the quarter ended September 30, 2013, which exhibit is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EVENTURE INTERACTIVE, INC.

Dated: December 13, 2013	By:	/s/ Gannon Giguiere
	Name:	Gannon Giguiere
	Title:	Chief Executive Officer

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